SUB-ITEM 77C - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The following proposal was submitted to a vote of security holders at the Annual Meeting of Shareholders held on December 8, 1995:

Proposal to modify the fundamental investment restrictions to include the purchase and sale of foreign exchange contracts.

Vote for:	909,738
Votes against:	    9,106